COLUMBIA FUNDS VARIABLE INSURANCE TRUST

225 Franklin Street

Boston, MA 02110

April 15, 2014

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Variable Insurance Trust (the “Registrant”)

Columbia Variable Portfolio – Multi-Strategy Alternatives Fund (the “Fund”)

Post-Effective Amendment No. 53

File No. 033-14954/811-05199

Dear Mr. Cowan:

This letter responds to comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) on March 26, 2014 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below.

In the Prospectus

Comment 1:	In the Fees and Expenses of the Fund section, the “Other Expenses” portion of the Annual Fund Operating Expenses table includes sub-captions. If “Other Expenses” will include sub-captions, include a line item to the table reflecting the total of all “Other Expenses.”

Response:	The Annual Fund Operating Expenses table has been revised to reflect the total of all “Other Expenses.”

Comment 2:	Footnote (a) to the Annual Fund Operating Expenses table under the Fees and Expenses of the Fund section should be removed since it is not permitted by Form N-1A.

Response:	Footnote (a) to the Annual Fund Operating Expenses table has been removed.

Comment 3:	Confirm that the contractual commitment outlined in footnote (b) to the Annual Fund Operating Expenses table under the Fees and Expenses of the Fund section will be for at least one year from the effective date of the Fund’s registration statement.

Response:	It has been determined that the Fund will not have a contractual fee waiver commitment for the coming year. Therefore, the applicable lines in the Annual Fund Operating Expenses table and footnote (b) have been removed.

Comment 4:	Supplementally explain whether acquired fund fees and expenses is a de minimis amount and, therefore, it does not need to be a separate line item in the Annual Fund Operating Expenses table.

Response:	Acquired fund fees and expenses is less than 1 basis point and, therefore, it does not need to be a separate line item in the Annual Fund Operating Expenses table.

Comment 5:	The Staff previously provided comments relating to the wholly-owned subsidiary of the Fund (the “CFC Comments”). Confirm that responses previously provided to the Staff remain accurate and complete.

Response:	So confirmed. The responses previously provided to the Staff remain accurate and complete in all material respects.

Comment 6:	The Citigroup 3-Month U.S. Treasury Bill Index is identified as the Fund’s benchmark in the Performance Information section. Confirm that this is considered a sufficiently broad-based index.

Response:	The Citigroup 3-Month U.S. Treasury Bill Index is representative of the performance of three-month Treasury bills. The index is a broad-based index that is appropriate to the investment strategy of the Fund because the Fund employs a variety of strategies, techniques and practices that, in the aggregate, are designed to seek positive returns, with a low correlation to the performance of the broad equity and fixed income markets.

Note that the Fund intends to add the following language in the Portfolio Holdings Versus the Benchmarks call out box: In addition, the value of the Fund’s investments may be significantly more volatile than the value of the securities comprising the Fund’s benchmark. In each case, the Fund may be exposed to greater risk of loss than a direct investment in the securities comprising the Fund’s benchmark.

Comment 7:	The Tax Information section states that the Fund expects to be treated as a partnership for tax purposes. Consider whether this information is relevant to variable contract owners.

Response:	Disclosure regarding the tax classification of the Fund as a partnership is relevant to variable contract owners because it informs the contract owners that the Fund is subject to different tax rules than most other registered investment companies, which are typically classified as corporations that are regulated investment companies (“RICs”). One result of such different tax classification is that the Fund will not be required to make distributions to shareholders in order to either qualify for its tax status or to avoid fund-level income and excise taxes, as is the case with RICs; the Fund will instead allocate items of income and loss among each of the partners in respect of their respective interests in the Fund. Therefore, the Fund generally does not intend to make current distributions of its income and gain.

Comment 8:	Confirm that the Other Fund disclosed in the Related Performance Information section is the only substantially similar fund managed by the Investment Manager. If there are other substantially similar funds, disclose the name(s) of them.

Response:	The Other Fund disclosed in this section is the only other fund managed by the Investment Manager the performance of which is required to be included in the Fund’s prospectus pursuant to the new CFTC regulations as a result of having substantially similar investment objectives, principal investment strategies and investment policies as the Fund.

Comment 9:	In the Related Performance Information section, add disclosure stating that despite differences in strategies, it has been determined to still be a substantially similar fund.

Response:	The following disclosure has been added to the second paragraph of the Related Performance Information section:

Despite this difference, the management of the Other Fund is substantially similar to the management of the Fund.

Comment 10:	In the third paragraph of the Related Performance Information section, if the Fund has higher expenses than the share class of the Other Fund, add language stating that the Fund’s performance would be expected to be lower as a result of its higher expense ratio.

Response:	Class A shares of the Other Fund are subject to an expense ratio higher than the expense ratio of the Fund. As a result, we will not need to add the requested disclosure.

In the Statement of Additional Information

Comment 11:	The third sentence under the Other Practices – Portfolio Turnover subsection states: Such sales may also result in adverse tax consequences to a Fund’s shareholders. Consider removing this disclosure since it is not applicable to variable contract owners.

Response:	The sentence has been removed.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this Filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (617) 385-9536 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Variable Insurance Trust

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